Genpact Limited Free Writing Prospectus July 19, 2007	Filed Pursuant to Rule 433 Registration Statement No. 333-142875

The article set forth below was published online by FinanceAsia on July 17, 2007.

FinanceAsia is in the business of reporting and publishing asian finance and business news both in magazines and online.  It is wholly unaffiliated with Genpact Limited, and Genpact Limited made no payment and gave no consideration to FinanceAsia in connection with the publication of the article below or any other article published by FinanceAsia concerning Genpact Limited.

For purposes of clarification it should be noted as follows:

1.	Concerning the reference in the first paragraph to the 30,000 employees, Genpact Limited (the “Company”) notes that this is an approximation and that it had 26,731 employees as of March 31, 2007.

2.
Concerning the reference in the eleventh paragraph, under the question “In your opinion, will the cost advantage India enjoys as an outsourcing destination be eroded over time?” to demographics in Europe and the United States suggesting costs are going up faster in those markets, the Company notes that Mr. Bhasin was talking in absolute terms with respect to costs in Europe and the United States starting at a higher base level than those in India.  The Company further notes that wage levels for comparably skilled employees in most of the countries in which it operates have increased and further increases are expected at a faster rate than in the United States and Western Europe because of, among other reasons, faster economic growth, increased competition for skilled employees and increased demand for business process services.

3.
Concerning the reference in the fifteenth paragraph, under the question “Looking ahead what is your biggest challenge?” to the Company’s attrition rate of 28%, the Company notes that this is a current estimate and that its attrition rate for all employees who have been employed by it for one day or more was 32% in 2006.

4.
Concerning the reference in the sixteenth paragraph, under the question “Looking ahead what is your biggest challenge?” to the Company having 20 branches that hire employees, the Company notes that Mr. Bhasin was referring to the fact  that the Company has 17 storefront premises that it uses for recruiting.

Genpact CEO reflects on life after GE
By Sameera Anand |  16 July 2007

Read this article online at:
http://financeasia.com/article.aspx?CIID=86166

On the eve of Genpact's $600 million IPO on the NYSE, the company's CEO talks about his strategy to grow the $613 million business that employs 30,000 people.

In the latest in our BPO series, we talk to Pramod Bhasin, the president and CEO of Genpact, the former GE subsidiary which was India’s first outsourcing company and is currently the country's largest based on both revenue and headcount.

How do you define your business?
We provide end to end solutions to clients. As an example we could start with a simple process like accounts payable than move into general accounting, US GAAP accounting and financial planning.

How did you benefit from being a GE subsidiary?
GE taught us what our competitors have to teach themselves. GE had a strategic objective in seeing us succeed as we do so much mission critical work for them. We fight hard to preserve processes GE has given us. For example, organisational development is a GE strength which we hope to retain.

How has life changed with 60% of the company owned by private equity investors, General Atlantic and Oak Hill Capital Partners?
The operating discipline of a company like GE is enormous thus in my opinion moving to a private equity owned structure requires less discipline! One of the myths I’ve always heard is that private equity is very tough. My answer would be come to GE – presenting a deal to Immelt or Jack Wendt or Jack Welch makes anything else look like a walk in the park.

More than 70% of your business is still GE, though this is changing. How did you have to change?
We needed to learn how to sell and move away from a captive mindset. In earlier times it was easy for me to pick up a phone and leverage my 25 years spent in the GE world. We have become more customer facing than internal GE facing. However, our commitment, rigour and knowledge of the industry in which we operate is better than most stand-alone companies.

What parts of your business are knowledge intensive?
I don’t look at it that way as I believe we provide an end to end process. Companies don’t want different service providers for different elements. Our clients are typically Fortune 500 companies and don’t want small, discrete pieces – they want the gamut of services.

We have an analytics business but every process we do has elements of process and knowledge training. Within call centres there is a wide range of complexity for example we do commercial collections for our customers from small businesses – our employees negotiate remotely to restructure the terms of the loan, within defined parameters.

Do you use M&A as a tool to grow?
Our growth strategy is based on serving our key customers well. We currently work with around 35 strategic customers with whom we believe we can grow, as we have done with GE. Acquisitions form an intrinsic part of our future growth and we scout for them globally. We seek to acquire companies that can enhance the services and capabilities we offer to our global customers, in order to grow, broaden and deepen our relationships with them.

To illustrate, we acquired ICE Consulting, an SAP company in Europe, because many of our customers are on SAP and needed us to have the relevant expertise. We are running their processes in multiple areas that cut across the organization, and manage the configuration and upgrade plans for their systems. We also view captives as potential acquisitions, since we have demonstrated a successful transition from being a captive to an independent company, while ensuring best-in-class delivery.

What is your geographical diversification strategy?
In Eastern Europe we will continue to expand our delivery centre as we have realised that due to constraints of population size and language, one town can only meet so much demand. We have a base in China from which we currently serve primarily Japan and Korea, though we do serve China in technology and shared services. I expect China to be a large growth area. Winning customers in Japan and western Europe is a defined priority.

In your opinion, will the cost advantage India enjoys as an outsourcing destination be eroded over time?
The management time and attention required to move a process offshore is high thus cost arbitrage is a significant reason people come to locations like India. Costs are rising but demographics in Europe and the US suggest costs are going up faster in those markets. The shifting demographic equation suggests India will be in the game for a long time.

What is the sustainable competitive advantage, other than cost, India has to continue to grow as an outsourcing base?
Indians learn and adapt very fast. I would expand this to say a great joy of working in emerging markets in the world is people are hungry. The work ethic in Romania, Hungary, India, China, Mexico, the Philippines – all the places we operate centres in - is astonishing. People work their guts out and are hungry for knowledge.

The biggest difference I see in India today is huge confidence among the workforce – these kids are getting early exposure to the rest of the world and gaining tremendously in confidence as a result.

You grew profit from $17.1 million in 2005-2006 to $39.8 million in 2006-2007, a 133% increase.
We were reaping the benefits of investments in management strength, increased capacity and order book building. We sank in the money required to get the lift. We were anticipating growth and created capacity for it.

Looking ahead what is your biggest challenge?
One thing which has the potential to stop us is attrition. Our attrition is lowest in the industry but still 28%. This is becoming a disease in emerging economies. The realisation has to set into employees that to build a career you need to build a knowledge base, a reference base, be in a place for a while.

Like banks have branches that accept deposits, we have 20 branches that hire i.e. all they do is take resumes. We are moving to new locations like Jaipur and Bhubaneshwar to tap into the talent pools there. We run ourselves like a manufacturing plant operation. We do data mining and analysis on who stays and who goes and why. We have a ton of programs focused on retention. When we realised a lot of people are leaving to pursue higher studies, we developed options to allow them to study while they work.

Copyright FinanceAsia.com Ltd., a subsidiary of Haymarket Media Ltd

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